Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial information, included as an appendix to this discussion and analysis. As discussed in the section titled "Special Note Regarding Forward Looking Statements," the following discussion and analysis contains forward looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below. The unaudited consolidated financial information as of and for the three-month period ended March 31, 2022 and 2021 were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF), the legal currency of Switzerland. Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to On Holding AG, together with its subsidiaries. All references to “CHF” or “Swiss franc” are to the legal currency of Switzerland.
Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

Overview
On is a premium performance sports brand rooted in technology, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor and Performance All Day.

Key Financial and Operating Metrics
Key highlights for the three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021 include:

•    net sales increased 67.9% to CHF 235.7 million;
•    net sales through the direct-to-consumer ("DTC") sales channel increased 68.0% to CHF 83.4 million;
•    net sales through the wholesale sales channel increased 67.8% to CHF 152.3 million;
•    net sales in Europe, North America and Asia-Pacific increased 31.3% to CHF 74.9 million, 86.5% to CHF 138.4 million and 125.9% to CHF 16.4 million, respectively;
•    net sales from shoes, apparel and accessories increased 69.0% to CHF 222.5 million, 44.9% to 11.4 million and 111.8% to 1.8 million;
•gross profit increased 51.0% to CHF 122.1 million;
•    gross margin decreased to 51.8% from 57.6%;
•    net income (loss) increased to CHF 14.3 million from CHF (10.5) million;
•    net income (loss) margin increased to 6.1% from (7.4)%;
•    adjusted EBITDA decreased 21.1% to CHF 15.7 million from CHF 19.9 million;
•adjusted EBITDA margin decreased to 6.7% from 14.2%;
•adjusted net income increased to CHF 17.0 million from CHF 13.7 million;

•adjusted basic EPS Class A (CHF) increased 8.5% to CHF 0.05; and
•adjusted diluted EPS Class A (CHF) increased 9.5% to CHF 0.05.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS and adjusted diluted EPS are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS and adjusted diluted EPS enhance investors understanding of our financial and operating performance from period to period because they exclude certain material items related to share-based compensation and other costs which are not reflective of our ongoing operations and performance. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS and adjusted diluted EPS margin should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Recent Developments
Update on COVID-19
Our response to the continued COVID-19 pandemic has focused on protecting our people, safeguarding our supply chain, responding to new patterns of demand and intensifying partnerships with our customers.
Our balanced sales mix across channels and geographies in 2021 and the first three months of 2022 provided us with net sales resiliency, evidenced by our strong financial performance across the respective periods.
Since the fourth quarter of 2021, all of our production partners' factories in Vietnam reopened and ramped up to full production capacity. However, as a result of the COVID-19 lockdowns in China, our warehouse and four stores in Shanghai are currently closed. Although all other locations in China have mostly remained open, they are negatively impacted from missing inventory refills. Additionally, as a result of our team being unable to travel locally, we further expect delayed openings of some of our planned new own retail locations in China. Additionally, the global supply chain challenges in the form of inflationary cost pressures on labor and freight caused by COVID-19 has impacted and continues to impact our financial performance.
To mitigate the above mentioned impacts on our business, we took actions which primarily involved: i) leveraging inventories on hand to fulfil sales; ii) optimizing different product styles within inventories to match sales orders; and iii) increasing our use of airfreight to balance production against strong demand. Our strong inventory position and visibility on demand allowed us to focus on airfreight as a lever to fulfil new launch quantities, allowing us to bring new products to market with minimal or no delay against our original launch schedules. As a result, we continued to experience strong growth across channels and geographies in the first quarter of 2022. However, the increased use of airfreight, coupled with the increase in sea and airfreight rates and labor rates, increased our cost of sales and our selling, general and administrative expenses. We expect the increased use of airfreight to continue through to the end of the first half of 2022, at which point we anticipate to have built sufficient inventories to resume primarily using sea freight. The global freight market disruptions are expected to continue throughout 2022, with port congestion and limited capacity, and we expect rates will likely remain high during the full year 2022.
We continue to monitor the ongoing impacts of COVID-19 and proactively take actions as appropriate. Continued disruptions across international supply chains, including factory closures, port congestion, labor shortages and increased logistics costs, may materially impact our net sales, net income and adjusted EBITDA outlook for 2022.

Update on Russia-Ukraine crisis considerations
The February 2022 invasion of Ukraine by the Russian military has significantly amplified and continues to adversely impact geopolitical tensions among Russia, Ukraine, Europe, the West and China.
We cannot predict how the war in Ukraine will evolve, but any escalation or expansion of the conflict into other countries, particularly in Europe, would exacerbate geopolitical tensions and could lead to political and/or economic responses from the U.S., the E.U. and other countries and international organizations, which may adversely impact economic conditions. In particular, Russia’s military incursion and the resulting sanctions could also adversely affect global energy and financial markets and thus could adversely impact our operations and the price of our Class A ordinary shares. In addition, we may experience other risks, difficulties and challenges in the way we conduct our business and operations generally. For example, there may be an increased risk of cybersecurity attacks due to the current conflict between Russia and Ukraine, including cybersecurity attacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. Any increase in such attacks on us or our third-party providers or other systems could adversely affect our network systems or other operations.
It is not possible to predict the broader or longer-term consequences of the Russia-Ukraine crisis; however, we continue to monitor the ongoing impacts of the conflict. Further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets may have a negative impact on our ability to sell to, deliver to, collect payments from, and support clients in certain regions based on trade restrictions, embargoes and export control law restrictions, and logistics restrictions including closures of air space, and could increase the costs, risks and adverse impacts from supply chain and logistics challenges. As of the date of this report, the Russia-Ukraine crisis has not had a material impact on our financial results.

Seasonality
Beginning in January 2022 we introduced new product seasons with spring-summer season going from January to June and fall-winter season going from July to December. As a result of the introduction of the new product seasons, we launched our spring-summer product season in January 2022 instead of November 2021.

Cost inflation
We and other companies in our industry are and will continue to be affected by rising inflation rates across geographies caused by a combination of material shortages, transportation bottlenecks and rising shipping costs. We continue to work to mitigate the price increases on products with our strong partner relationships and good visibility of suppliers. On continues to diversify our production partners and supplier network to reduce our reliance on single-partner relationships and provide further mitigation against inflationary price impacts. Labor expenses have also been subject to inflationary pressures due to external factors such as the COVID-19 pandemic and related labor shortages.

Operating Results
The following table summarizes certain key operating measures for the three-month period March 31, 2022 and 2021.

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Net sales	235,681	140,393	67.9%
Cost of sales	(113,607)	(59,561)	90.7%
Gross profit	122,074	80,832	51.0%
Gross profit margin	51.8%	57.6%
Selling, general and administrative expenses	(118,703)	(91,733)	29.4%
Operating result	3,371	(10,901)	130.9%
Net financial result	16,001	2,167	638.2%
Income / (Loss) before taxes	19,372	(8,734)	321.8%
Income taxes	(5,028)	(1,718)	192.7%
Net income / (loss)	14,344	(10,452)	237.2%

Basic EPS Class A (CHF)	0.05	(0.04)	220.1%
Diluted EPS Class A (CHF)	0.04	(0.04)	218.6%

Other data(1)
Adjusted EBITDA	15,710	19,906	(21.1)%
Adjusted EBITDA margin	6.7%	14.2%
Adjusted Net income	16,987	13,700	24.0%
Adjusted basic EPS Class A (CHF)(2)	0.05	0.05	8.5%
Adjusted diluted EPS Class A (CHF)(2)	0.05	0.05	9.5%

(1)    Adjusted EBITDA, adjusted EBITDA Margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are Non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
(2)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

Net Sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Wholesale	152,255	90,727	67.8%
DTC	83,426	49,666	68.0%
Net sales	235,681	140,393	67.9%

Wholesale % of Net sales	64.6%	64.6%
DTC % of Net sales	35.4%	35.4%
Net sales %	100.0%	100.0%
Net sales for the three-month period ended March 31, 2022 increased by CHF 95.3 million, or 67.9%, compared to the three-month period ended March 31, 2021.
Net sales generated by the wholesale sales channel for the three-month period ended March 31, 2022 increased by CHF 61.5 million, or 67.8%, to CHF 152.3 million, compared to CHF 90.7 million for the three-month period ended March 31, 2021. This was primarily driven by an increase in net sales volumes within new and existing wholesale customer stores and growth in new specialty running, outdoor and fashion & lifestyle retail customers. Further, during the first quarter of 2022, we have seen the positive result of the shift in the launch of our spring-summer footwear collection and the corresponding volume shift in our wholesale channel from the last quarter of 2021 to the first quarter of 2022, partially offset by the transitory supply shortage in connection with the ongoing disruptions to our supply chain. New product launches included the new Cloud, running blockbusters Cloudmonster and Cloudrunner, as well as the new trail running shoe Cloudvista. Net sales generated by the wholesale sales channel as a percentage of net sales remained consistent at 64.6% for the three-month period ended March 31, 2022 and the three-month period ended March 31, 2021.
Net sales generated by the DTC sales channel for the three-month period ended March 31, 2022 increased by CHF 33.8 million, or 68.0%, to CHF 83.4 million, compared to CHF 49.7 million for the three-month period ended March 31, 2021. This sustained increase in DTC share since the beginning of the COVID-19 pandemic was primarily driven by increased traffic on our e-commerce platform attributable to increased brand awareness and a sustained shift in consumer behavior during the COVID-19 pandemic. Our e-commerce platform recorded 31.7 million visits during the three-month period ended March 31, 2022 and 21.8 million visits during the three-month period ended March 31, 2021. Net sales generated from the DTC sales channel as a percentage of net sales remained consistent at 35.4% for the three-month period ended March 31, 2022 and the three-month period ended March 31, 2021.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Europe	74,941	57,059	31.3%
North America	138,441	74,223	86.5%
Asia-Pacific	16,435	7,274	125.9%
Rest of World	5,864	1,837	219.2%
Net Sales	235,681	140,393	67.9%

Europe % of Net sales	31.8%	40.6%
North America % of Net sales	58.7%	52.9%
Asia-Pacific % of Net sales	7.0%	5.2%
Rest of World % of Net sales	2.5%	1.3%
Net sales %	100.0%	100.0%

Net sales increased across all geographic regions for the three-month period ended March 31, 2022. North America continues to be a key growth market. Net sales in North America for the three-month period ended March 31, 2022 increased by 86.5% and reflects 58.7% of total net sales. The increase in North America was driven by strong demand in the first quarter of 2022 in both sales channels. Net sales in Europe for the three-month period ended March 31, 2022 increased by 31.3%. Compared to other regions, the growth was more impacted by supply shortages. Additionally in 2021, prolonged lockdowns in the first quarter of 2021 had driven very strong e-commerce sales. Net sales in Asia-Pacific for the three-month period ended March 31, 2022 increased by 125.9% driven by strong wholesale demand in Japan, alongside triple-digit growth in China e-commerce traffic and the continued roll-out of China retail. Net sales in the Rest of World for the three-month period ended March 31, 2022 increased by 219.2% primarily due to a very successful sell-in with our distributor markets, particularly Israel and the United Arab Emirates, as well as continued growth in Brazil.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Shoes	222,503	131,696	69.0%
Apparel	11,357	7,837	44.9%
Accessories	1,821	860	111.8%
Net Sales	235,681	140,393	67.9%

Shoes % of Net sales	94.4%	93.8%
Apparel % of Net sales	4.8%	5.6%
Accessories % of Net sales	0.8%	0.6%
Net sales %	100.0%	100.0%

Net sales increased across all product groups with shoes and accessories experiencing the largest growth. The increase in net sales for shoes for the three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021 was well balanced across new launches, updates to existing models and carry over product. The increase was driven by the new releases such as the new Cloud, Cloudmonster, Cloudrunner and Cloudvista and by the existing running blockbusters like the Cloudflow, Cloudflyer and the Cloudstratus as well as our performance all day franchise Cloudnova. The increase in net sales for apparel for the three-month period ended March 31, 2022 was more modest with new pieces launching on the website later in the quarter than in the prior year period. Accessories grew 111.8% compared to the first three months ended March 31, 2021, driven by new products as well as a better product availability.

Gross Profit

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Gross profit	122,074	80,832	51.0%
Gross profit margin	51.8%	57.6%

Cost of sales during the three-month period ended March 31, 2022 increased by CHF 54.0 million, or 90.7%, to CHF 113.6 million, compared to CHF 59.6 million during the three-month period ended March 31, 2021. Gross profit was CHF 122.1 million for the three-month period ended March 31, 2022, representing a gross margin of 51.8%, compared with CHF 80.8 million for the three-month period ended March 31, 2021, representing a gross margin of 57.6%. The decrease in gross margin was primarily driven by the temporarily increased use of airfreight to supply the strong demand for our shoe products and overcome production shortages resulting from COVID-related factory closures in 2021.

Selling, General and Administrative Expenses

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Net sales	235,681	140,393	67.9%
Distribution expenses	(30,899)	(18,241)	69.4%
Selling expenses	(15,936)	(10,153)	57.0%
Marketing expenses	(28,293)	(16,424)	72.3%
Share-based compensation	(3,031)	(25,482)	(88.1)%
General and administrative expenses	(40,544)	(21,433)	89.2%
SG&A expenses	(118,703)	(91,733)	29.4%
Less share-based compensation	(3,031)	(25,482)	(88.1)%
SG&A (excluding share-based compensation)	(115,672)	(66,251)	74.6%

Distribution expenses % of Net sales	13.1%	13.0%
Selling expenses % of Net sales	6.8%	7.2%
Marketing expenses % of Net sales	12.0%	11.7%
Share-based compensation % of Net sales	1.3%	18.2%
General and administrative expenses % of Net sales	17.2%	15.3%
SG&A expenses % of Net sales	50.4%	65.4%

SG&A expenses for the three-month period ended March 31, 2022 increased by CHF 27.0 million, or 29.4%, to CHF 118.7 million, compared to CHF 91.7 million for the three-month period ended March 31, 2021. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 49.1% in the three-month period ended March 31, 2022 compared to 47.2% for the three-month period ended March 31, 2021.

SG&A expenses were impacted by the following factors:
•Distribution expenses as a percentage of net sales slightly increased to 13.1% during the three-month period ended March 31, 2022 compared to 13.0% during the three-month period ended March 31, 2021. This was primarily due to an increase in delivery and warehousing rates and increasing inflation rates, especially in the United States, which led to increased labor costs.
•Selling expenses as a percentage of net sales decreased to 6.8% during the three-month period ended March 31, 2022 compared to 7.2% during the three-month period ended March 31, 2021. This was driven by lower sales personnel costs as a percentage of net sales due to economies of scale in our wholesale business.
•Marketing expenses as a percentage of net sales increased to 12.0% during the three-month period ended March 31, 2022 compared to 11.7% during the three-month period ended March 31, 2021. This was primarily driven by the continued investment in campaigns and brand content advertising to support the performance running strategy and athlete sponsorship.
•Share-based compensation expenses decreased by CHF 22.5 million to CHF 3.0 million during the three-month period ended March 31, 2022 from CHF 25.5 million during the three-month period ended March 31, 2021. The decrease was primarily due to the vesting of nearly all outstanding grants during the fourth quarter of 2021, triggered by the IPO. Additional grants are expected in subsequent quarters of 2022.
•General and administrative expenses as a percentage of net sales increased to 17.2% during the three-month period ended March 31, 2022 compared to 15.3% during the three-month period ended March 31, 2021. This increase was primarily due to personnel related costs following an increase in administrative headcount to support the Company's growth, as well as the resumption of Company's business travels post COVID-19 to foster relationships with customers and partners and additional general and administrative expenses as a public company.

Depreciation and Amortization

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Depreciation and amortization	9,308	5,325	74.8%

Depreciation and amortization expenses during the three-month period ended March 31, 2022 increased by CHF 4.0 million, or 74.8%, to CHF 9.3 million, compared to CHF 5.3 million during the three-month period ended March 31, 2021. The increase was primarily attributable to depreciation and amortization of continued investments into IT (specifically our new global ERP system), own retail stores (following the expansion in Japan and China), and our global corporate offices, as well as a newly contracted leased storage in the U.S.
Under IFRS 16 Leases, right of use assets are depreciated over their estimated useful life. Total depreciation expense for right of use assets capitalized under IFRS 16 was CHF 5.3 million and CHF 2.6 million for the three-month period ended March 31, 2022 and 2021, respectively.

Net Financial Result

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Financial income	310	6	4846.1%
Financial expenses	(1,499)	(518)	189.3%
Foreign exchange results	17,190	2,679	541.6%
Net financial result	16,001	2,167	638.2%

Financial expenses for the three-month period ended March 31, 2022 increased by CHF 1.0 million, or 189.3%, to CHF 1.5 million, compared to CHF 0.5 million for the three-month period ended March 31, 2021 due to increased interest expense associated with leases.
Foreign exchange results for the three-month period ended March 31, 2022 increased by CHF 14.5 million to CHF 17.2 million, compared to CHF 2.7 million for the three-month period ended March 31, 2021. The increase was primarily due to the positive effect generated from the fluctuation in the exchange rates, in particular the CHF/USD exchange rate exposure related to our cash and cash equivalents.

Income Taxes

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Income taxes	(5,028)	(1,718)	192.7%

Income taxes during the three-month period ended March 31, 2022 increased by CHF 3.3 million to CHF 5.0 million, compared to CHF 1.7 million during the three-month period ended March 31, 2021. Our effective income tax rate was 26.0% for the three-month period ended March 31, 2022 compared to 19.7% for the three-month period ended March 31, 2021. The increase in the tax rate was mainly attributable to tax incentives in Switzerland that are no longer applicable and a shift of taxable income to growing markets with higher tax rates.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. Our operations historically have been financed through cash flow from operations, an ordinary share capital increase in 2020, bank overdraft facilities and most recently the completion of an IPO in September 2021.

Cash Flows

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Cash (outflow) from operating activities	(63,179)	(17,474)	261.6%
Cash (outflow) from investing activities	(16,328)	(5,519)	195.8%
Cash inflow / (outflow) from financing activities	11,174	(1,894)	689.9%
Net cash and cash equivalents at the beginning of the period	653,081	90,595	620.9%
Change in net cash and cash equivalents	(68,333)	(24,887)	174.6%
Net impact of foreign exchange rate differences	15,663	1,360	1051.8%
Net cash and cash equivalents at the end of the period (1)	600,411	67,068	795.2%

(1)    Net cash and cash equivalents at March 31, 2022 includes CHF 25,843 thousand (March 31, 2021: none) related to bank overdrafts that are payable on demand and form an integral part of On's cash management process.

The movements in cash flows were primarily due to:
•Cash outflow from operating activities was CHF 63.2 million in the three-month period ended March 31, 2022 compared to CHF 17.5 million in the three-month period ended March 31, 2021. The period-over-period increase of CHF 45.7 million in cash outflows from operating activities was primarily driven by an increase of CHF 57.5 million in net working capital, partially offset by income generated in the period (adjusted for non-cash items). The increase in net working capital was primarily driven by:
–CHF 28.9 million increase in accounts receivable partially offset by a CHF 3.3 million decrease in trade payables due to the net sales growth within the wholesale sales channel; and
–CHF 25.3 million increase in inventories required for the new product spring-summer season launch in the first quarter of 2022.
•Cash outflow from investing activities was CHF 16.3 million in the three-month period ended March 31, 2022 compared to CHF 5.5 million in the three-month period ended March 31, 2021. Cash flows from investing activities increased by CHF 10.8 million primarily due to additional purchases of leasehold improvements, furniture and fixtures and IT hardware in connection with new corporate offices, registration fees for our intellectual property and purchases of production tools. Total capital expenditure was CHF 16.3 million and CHF 5.3 million for the three-month period ended March 31, 2022 and 2021, respectively.
•Cash inflow from financing activities was CHF 11.2 million in the three-month period ended March 31, 2022 compared to cash outflow from financing activities of CHF 1.9 million in the three-month period ended March 31, 2021. Cash flows from financing activities increased by CHF 13.1 million primarily due to the proceeds received in connection with the sale of treasury shares to selected employees in connection with share-based compensation awards in the amount of CHF 16.8 million. Cash payments for lease liabilities recorded under IFRS 16 were CHF 4.4 million and CHF 1.6 million for the three-month period ended March 31, 2022 and 2021, respectively.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of March 31,	As of December 31,
(CHF in thousands)	2022	2021	% Change

Accounts receivables	130,556	99,264	31.5%
Inventories	162,451	134,178	21.1%
Trade payables	(42,713)	(45,939)	(7.0)%
Net working capital	250,294	187,503	33.5%

Capital Management

	As of March 31,	As of December 31,
(CHF in thousands)	2022	2021	% Change

As of March 31, 2022: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 279,990,538 were outstanding As of December 31, 2021: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 276,863,619 were outstanding	30,000	30,000	—%
As of March 31, 2022: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3,454	3,454	—%
Share capital	33,454	33,454	—%
Treasury shares	(25,836)	(25,035)	3.2%
Share premium	756,883	756,883	—%
Statutory reserves	26,155	10,976	138.3%
Equity transaction costs	(7,456)	(7,456)	—%
Share-based compensation	284,605	283,584	0.4%
Capital reserves	1,060,187	1,043,987	1.6%
Other reserves	(3,227)	(3,422)	(5.7)%
Accumulated losses	(186,261)	(200,605)	(7.2)%
Equity	878,317	848,379	3.5%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2022	276,863,619	345,437,500
Sale of treasury shares related to share-based compensation	3,155,833	—
Purchase of treasury shares	(28,914)	—
Shares issued and outstanding as of March 31, 2022(1)	279,990,538	345,437,500

Awards granted under various incentive plans not yet exercised or distributed at March 31, 2022(2)	1,727,949	—
Awards granted under various incentive plans with dilutive effects at March 31, 2022	2,911,823	7,492,339
(1)    As of March 31, 2022 there were 20,007,587 treasury shares held by On (March 31, 2021: none).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at March 31, 2022.

Share-based compensation
For the three-month period ended March 31, 2022 capital reserves were impacted by CHF 1.0 million related to the following share-based compensation plans and programs with an ongoing vesting period for select employees, including our senior management team:

• Long Term Participation Plan 2018
• Compensation of non-executive members of our board of directors
• Long Term Incentive Plan 2021

Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
As of March 31, 2022, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.0 million, respectively, which expire in 2024 and 2025. All facilities are fully committed. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on our net working capital. Any amounts drawn in excess of the committed amounts are repayable on demand. As of March 31, 2022, CHF 25,843 had been drawn under our bank overdraft facilities.

Contractual Obligations and Commitments
The following summarizes the significant contractual obligations and commitments as of March 31, 2022:

	As of March 31, 2022
(CHF in thousands)	Total	Less than 1 year	1 to 5 Years	More than 5 years

Purchase obligations(1)	42,713	42,713
Current bank overdrafts	25,843	25,843
Lease liabilities(2)	207,901	19,213	82,564	106,124
Other financial liabilities	7,653	7,653
Lease commitments(3)	21,784	1,006	9,989	10,789
Total contractual obligations	305,894	96,428	92,553	116,913

(1)    Purchase obligations refer to an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. The figures presented comprise of trade payables as of March 31, 2022.
(2)    Lease liabilities are related to storage space, various offices, retail stores (including pop-ups), showrooms and cars. The lease commitments as of March 31, 2022 relate to the new On headquarters in Zurich, Switzerland and warehouses located in Switzerland, Luxembourg and U.S. have now commenced and are therefore presented as such on the balance sheet.
(3)    We have committed ourselves to several new lease contracts, which have not yet commenced as of March 31, 2022, and are therefore not required to be recognized on our balance sheet. The majority of the future lease commitments relate to new retail stores and offices contracts.

Off-Balance Sheet Arrangements
As of March 31, 2022 and December 31, 2021, we provided guarantees in the amount of CHF 2.9 million in favor of third parties. Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of March 31, 2022.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. Additionally, we believe these non-IFRS measures enhance an investor’s understanding of our financial and operating performance from period to period, because certain measures, such as adjusted EBITDA, exclude certain material items relating to share-based compensation and foreign exchange impact which are not reflective of our ongoing operations and performance. In particular, we believe adjusted EBITDA, adjusted EBITDA margin and adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted EPS, adjusted diluted EPS or net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its closest IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income / (loss) and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended March 31,
(CHF in thousands)	2022	2021	% Change

Net income / (loss)	14,344	(10,452)	237.2%
Exclude the impact of:
Income taxes	5,028	1,718	192.7%
Financial income	(310)	(6)	4846.1%
Financial expenses	1,499	518	189.3%
Foreign exchange result(1)	(17,190)	(2,679)	541.6%
Depreciation and amortization	9,308	5,325	74.8%
Share-based compensation(2)	3,031	25,482	(88.1)%
Adjusted EBITDA	15,710	19,906	(21.1)%
Adjusted EBITDA Margin	6.7%	14.2%	(53.0)%
(1)    Represents the foreign exchange impact within the net financial result. We do not consider this income reflective of the operating performance of the business. For further discussion of the impact of foreign currency fluctuations and the hedges we enter into to hedge our foreign currency exposure, please see section above titled “Net Financial Result.”

(2)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.

Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS
We use Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) from the calculation in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted earnings per share (EPS) is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between Net income / (loss) to Adjusted Net Income, Adjusted EPS and Adjusted Diluted EPS for the periods presented:

	Three-month period ended March 31,
(CHF in thousands, except per share data)	2022	2022	2021
	Class A	Class B	Class A

Net income / (loss)	12,773	1,571	(10,452)
Exclude the impact of:
Share-based compensation(1)	2,699	332	25,482
Tax effect of adjustments(2)	(346)	(42)	(1,329)
Adjusted Net income	15,126	1,861	13,701

Weighted number of outstanding shares(4)	280,849,324	345,437,500	276,057,806
Weighted number of shares with dilutive effects(4)	3,502,362	7,492,339	5,977,256
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,351,686	352,929,839	282,035,062

Adjusted EPS (CHF)	0.05	0.005	0.05
Adjusted Diluted EPS (CHF)	0.05	0.005	0.05
(1)    Represents non-cash share-based compensation expense. We do not consider these expenses reflective of the operating performance of the business.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted Net Income for such periods.
(4)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

New Accounting Pronouncements
There have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2021, included in our annual report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2021, included in our annual report and filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Risk Factors
There have been no material changes to the risk factors as set out in our annual report filed with the United States Securities and Exchange Commission on Form 20-F and available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management discussion & analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, On’s quotations from management in this announcement, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about On’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to maintain the value and reputation of our brand; the current COVID-19 coronavirus pandemic and related government, private sector, and individual consumer responsive actions; global supply chain challenges in the form of inflationary cost pressures on labor and freight caused by COVID-19; the ongoing conflict between Russia and Ukraine; our highly competitive market and increasing competition; our ability to compete and conduct our business in the future; our ability to anticipate consumer preferences and to continue to innovate and to successfully develop and introduce new, innovative and updated products; the acceptability of our products to customers and our ability to connect with our consumer base; our ability to accurately forecast consumer demand for our products and manage product manufacturing decisions; changes in consumer tastes and shopping preferences and shifts in distribution channels; our international operations; our ability to expand internationally in light of our limited operating experience and limited brand recognition in new international markets; our ability to implement our growth strategy and manage our growth and the increased complexity of our business effectively; our ability to strengthen our direct-to-consumer channel; our ability to successfully open new store locations in a timely manner; seasonality; our third-party suppliers, manufactures and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; our reliance on and limited control over third-party suppliers to provide materials for and to produce our products; the operations of many of our suppliers are subject to international and other risks; suppliers or manufacturers not complying with our Vendor Code of Ethics or applicable laws; our ability to deliver our products to the market and to meet consumer expectations if we have problems with our distribution system; our ability to distribute products through our wholesale channel; the availability of qualified personnel and the ability to retain such people; increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia; changes in commodity, material, distribution and other operating costs; rising inflation rates due to material shortages, transportation bottlenecks and rising shipping costs; our ability to safeguard against security breaches with respect to our information technology systems; our compliance with privacy and data protection laws; our reliance on complex IT systems and any material disruption of our information systems, including security breaches; our ability to have technology-based systems function effectively and grow our e-commerce business globally; climate change, and related legislative and regulatory responses; increased scrutiny regarding our environmental, social, and governance; or sustainability responsibilities; an economic recession, depression, or downturn or economic uncertainty in our key markets; global economic, demographic, political and business conditions; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; our ability to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing trade restrictions become more burdensome; changes in governmental regulations or tax laws, including unanticipated tax liabilities; our ability to comply with trade and other regulations; fluctuations in foreign currency exchange rates; imitation by our competitors; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; conflicting trademarks and the prevention of sale of certain products; our exposure to various types of litigation; our generation of net losses in the past and potentially in the future; other factors that may affect our financial condition, liquidity and results of operations; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

Appendix: Consolidated Financial Information

Consolidated interim statements of income / (loss)
(unaudited)

	Three-month period ended March 31,
(CHF in thousands)	2022	2021

Net sales	235,681	140,393
Cost of sales	(113,607)	(59,561)
Gross profit	122,074	80,832
Selling, general and administrative expenses	(118,703)	(91,733)
Operating result	3,371	(10,901)
Financial income	310	6
Financial expenses	(1,499)	(518)
Foreign exchange result	17,190	2,679
Income / (loss) before taxes	19,372	(8,734)
Income taxes	(5,028)	(1,718)
Net income / (loss)	14,344	(10,452)
Earnings per share
Basic EPS Class A (CHF)	0.05	(0.04)
Basic EPS Class B (CHF)	0.005	—

Diluted EPS Class A (CHF)	0.04	(0.04)
Diluted EPS Class B (CHF)	0.004	—

Consolidated interim statements of comprehensive income / (loss)
(unaudited)

	Three-month period ended March 31,
(CHF in thousands)	2022	2021

Net income / (loss)	14,344	(10,452)
Exchange differences	195	431
Items that will be reclassified to income statement when specific conditions are met	195	431
Other comprehensive income, net of tax	195	431
Total comprehensive gain / (loss)	14,539	(10,021)

Consolidated interim balance sheets
(unaudited)

(CHF in thousands)	3/31/2022	12/31/2021

Cash and cash equivalents (excluding bank overdrafts)	626,254	653,081
Trade receivables	130,556	99,264
Inventories	162,451	134,178
Other current financial assets	36,934	30,054
Other current operating assets	58,743	48,024

Current assets	1,014,938	964,601

Property, plant and equipment	46,823	34,399
Right-of-use assets	180,172	177,889
Intangible assets	57,662	57,464
Deferred tax assets	3,859	2,171

Non-current assets	288,516	271,923

Assets	1,303,454	1,236,524

Trade payables	42,713	45,939
Other current financial liabilities	55,723	20,096
Other current operating liabilities	116,315	121,673
Current provisions	14,954	14,903
Income tax liabilities	7,942	2,400

Current liabilities	237,647	205,011

Employee benefit obligations	6,250	5,853
Non-current provisions	5,024	4,442
Other non-current financial liabilities	169,111	167,228
Deferred tax liabilities	7,067	5,611
Other non-current liabilities	38	—

Non-current liabilities	187,490	183,134

Share capital	33,454	33,454
Treasury shares	(25,836)	(25,035)
Capital reserves	1,060,187	1,043,987
Other reserves	(3,227)	(3,422)
Accumulated losses	(186,261)	(200,605)

Equity	878,317	848,379

Equity and liabilities	1,303,454	1,236,524

Consolidated interim statements of cash flows
(unaudited)

	Three-month period ended March 31,
(CHF in thousands)	2022	2021

Net income / (loss)	14,344	(10,452)
Share-based compensation	1,219	25,482
Employee benefit expenses	395	364
Depreciation and amortization	9,308	5,325
Interest income and expenses	2,330	416
Net exchange differences	(16,735)	34
Income taxes	5,028	1,718
Change in provisions	317	2,861
Change in working capital
Trade receivables	(28,893)	(21,785)
Inventories	(25,253)	(22,813)
Trade payables	(3,322)	(10,011)
Change in other current operating assets / liabilities	(19,135)	11,997
Income taxes paid	(2,782)	(610)
Cash inflow / (outflow) from operating activities	(63,179)	(17,474)

Purchase of tangible assets	(14,102)	(2,667)
Purchase of intangible assets	(2,226)	(2,652)
Payment of contingent considerations	—	(200)
Cash inflow / (outflow) from investing activities	(16,328)	(5,519)

Payments of lease liabilities	(4,387)	(1,551)
Proceeds from issue of shares	—	71
Proceeds on sale of treasury shares related to share-based compensation	16,821	—
Interests paid	(1,260)	(414)
Cash inflow / (outflow) from financing activities	11,174	(1,894)

Change in net cash and cash equivalents	(68,333)	(24,887)
Net cash and cash equivalents at January 1	653,081	90,595
Net impact of foreign exchange rate differences	15,663	1,360
Net cash and cash equivalents at March 31*	600,411	67,068
* Net cash and cash equivalents are net of bank overdrafts (CHF 25,843 thousand at March 31, 2022 and CHF 0 at December 31, 2021).

Consolidated interim statements of changes in equity
(unaudited)

(CHF in thousands)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income / (losses)	Total equity

Balance at December 31, 2020	2,172	—	276,408	(3,110)	(30,377)	245,093
Net loss	—	—	—	—	(10,452)	(10,452)
Other comprehensive income	—	—	—	431	—	431
Comprehensive income / (loss) Q1 2021	—	—	—	431	(10,452)	(10,021)

Capital increase	71	—	—	—	—	71
Share-based compensation	—	—	18,732	—	—	18,732
Balance at March 31, 2021	2,243	—	295,140	(2,679)	(40,829)	253,875

Balance at December 31, 2021	33,454	(25,035)	1,043,987	(3,422)	(200,605)	848,379
Net income	—	—	—	—	14,344	14,344
Other comprehensive income	—	—	—	195	—	195
Comprehensive income Q1 2022	—	—	—	195	14,344	14,539

Share-based compensation	—	—	1,021	—	—	1,021
Proceeds from transactions with treasury shares	—	316	18,433	—	—	18,749
Current tax on transactions with treasury shares	—	—	(3,254)	—	—	(3,254)
Purchase of treasury shares	—	(1,117)	—	—	—	(1,117)
Balance at March 31, 2022	33,454	(25,836)	1,060,187	(3,227)	(186,261)	878,317